Exhibit 4.1
CONTRACT OF EMPLOYMENT
Between
Petroleum Geo-Services ASA (“PGS” or the “Company”), Lysaker, Norway.
and
the Group Managing Director/CEO (the “CEO”), Svein Rennemo (“Rennemo”)
Svein Rennemo, born 24 July 1947, was appointed as the CEO of PGS, effective as of 7 November 2002. This Contract of Employment shall supersede and replace all previous contracts of employment between PGS and the CEO.
As the CEO, Svein Rennemo undertakes to perform the duties that is determined in the Norwegian Companies Act, the Articles of Association of the Company and otherwise in accordance with the decisions and guidelines adopted by the Board of Directors. The CEO reports to the Board of Directors.
1 SALARY AND OTHER BENEFITS
The CEO’s annual salary shall for 2006 be NOK 3,250,000. Salary shall be paid monthly the 20th every month, except the month when holiday allowance disburses. The salary shall be reviewed annually at 1 January every year.
Svein Rennemo shall receive an annual car allowance. For 2006 the car allowance shall be NOK 225,000. He shall also be entitled to mobile phone, telephone and one newspaper subscription.
Svein Rennemo is entitled to the company’s group life — accident — and travel insurance, and other personnel insurances the Company possesses.
2 BONUSES
Svein Rennemo will participate in the Company’s bonus arrangement for the CEO as in force at the time. The terms of the bonus arrangement is laid out separately. According to the terms of the bonus arrangement, shares acquired pursuant thereto may not be sold prior to three years after the date of purchase. Notwithstanding the terms of the bonus arrangement, Rennemo shall, when notice of termination is given, or provided no notice of termination is given prior to the day he turns 60, immediately following a termination with immediate effect on the day Rennemo turns 60, be entitled to sell all shares he holds in the Company, provided always that at such point in time he does not possess insider information and otherwise comply with all applicable rules and regulations for such sale.
3 PENSION
Rennemo’s pension age shall be 60 years.

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As pension compensation, the Company shall:
1)	Pay to the CEO NOK 200,000 annually as compensation for lack of an executive pension arrangement.

2)	Commencing 1 January, 2006, contribute to the general pension insurance scheme (as applicable to all Norwegian employees) a premium to the benefit of the CEO equivalent as for the other Norwegian employees of the Company.

3)	Make a lump sum payment of NOK 361,058 to the general pension insurance scheme (as applicable to all Norwegian employees), to compensate for lack of premium payments for the period 7 November, 2002 to 31 December, 2005.
4 EXTERNAL ENGAGEMENTS
Svein Rennemo shall place his entire capacity for work at the disposal of the Company, and he may not without the prior approval of the Chairperson of the Board of Directors exercise or take part in other businesses, paid or unpaid.
Per December 1 2005 Svein Rennemo has the following external tasks/posts approved by the Chairperson of the Board of Directors:
Chairman Board of Directors of Statnett SF
Chairman Supervisory Board of Marine Harvest NV
Member Corporate Assembly of Orkla ASA
5 TERMINATION
Rennemo’s employment with the Company shall be deemed terminated with immediate effect the day Rennemo turns 60, except as otherwise agreed in writing between the Company and Rennemo. The parties will discuss Rennemo’s further connection with the Company within 6 months before Rennemo turns 60 years.
The Company can terminate the CEO with 12 months notice, or under the circumstance that notice of termination is given after Rennemo’s 59th birthday, with a notice period corresponding to the period remaining to Rennemo’s 60th birthday calculated from the date of notice of termination (both alternatives the “Notice Period”). Rennemo shall for the Notice Period, and where the Notice Period expires prior to Rennemo’s 60th birthday until he turns 60 years of age, be entitled to receive all the benefits that ensue from this agreement.
Upon termination by the Company of the agreement with Rennemo, Rennemo hereby waives the rights that otherwise apply to employees in Chapter 12, cf Section 56 third paragraph, of the Working Environment Act (Norway). Rennemo shall in the Notice Period be at the Company’s disposal.
Rennemo can terminate the agreement with 12 months notice, or under the circumstance that notice of termination is given after Rennemo’s 59th birthday, with a notice period corresponding

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to the period remaining to Rennemo’s 60th birthday calculated from the date of notice of termination (both alternatives the “CEO Notice Period”). The Board of Directors of the Company may at their discretion decide to what extent Rennemo will be required to work up to three months of the Notice Period or the CEO Notice Period, and also the duties and obligations Rennemo will perform during this period.
In the CEO Notice Period, there will be a curtailment for other income except capital income and income from approved external tasks according to section 4.
Under no circumstances shall Rennemo during the CEO Notice Period or the Notice Period be entitled to engage himself in, directly or indirectly, companies that directly or indirectly compete with the Company or any of its subsidiaries.
Under all circumstances shall the right to pay after termination be conditional upon the CEO not having committed any gross or other serious breach of his duties.
Notwithstanding the above, the agreement can be terminated with immediate effect without any warning if Rennemo commits a breach of his duties under the contract.
6 CONFIDENTIALITY
Rennemo shall, both during the time of employment as well as after the termination of his employment, maintain absolute secrecy in relation to third parties concerning business or trade secrets that can be of use for other companies which directly or indirectly compete with PGS and/or anyone of its subsidiary companies.
7 VACATION
Rennemo is entitled to holiday and holiday allowance/pay as it is regulated by the applicable Norwegian Act on holiday.
The time of holiday must be agreed upon with the Chairperson of the Board of Directors.
The fixed salary and the disbursed bonus are the basis for the holiday allowance/pay.
8 DISPUTES
In the event of disagreement between the parties concerning the interpretation, application and performance of this agreement shall be governed by a court of arbitration consisting of three persons. The parties shall each appoint an arbitrator, and the two appointed arbitrators shall jointly appoint the court of arbitration’s presiding judge. If one of the parties does not appoint an arbitrator within 14 days after arbitration has been demanded, the circuit judge of Asker og

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Baerum tingrett shall appoint the arbitrator. The court of arbitration’s decision in the case shall be the full and final resolution of the dispute.
Lysaker, 26 January 2006

/s/ JENS ULLTVEIT-MOE	/s/ SVEIN RENNEMO

Jens Ulltveit-Moe	Svein Rennemo
Petroleum Geo-Services ASA	Group Managing Director / CEO
Chairperson of the Board of Directors